

4/0 - 33
811- 02606
Branch 18

Houston, TX
713 626 1919

A I M Advisors, Inc.

March 8, 2005

AIM MONEY MARKET FUNDS INC



VIA CERTIFIED MAIL/RRR


05049674

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by AIM Investments, LTD., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), A I M Capital Management, Inc., INVESCO Institutional (N.A.), Inc., and the following persons:

Bob R. Baker	Robert H. Graham
Frank S. Bayley	Gerald J. Lewis
James T. Bunch	Prema Mathai-Davis
Bruce L. Crockett	Lewis F. Pennock
Albert R. Dowden	Ruth H. Quigley
Edward K. Dunn, Jr.	Louis S. Sklar
Jack M. Fields	Larry Soll
Carl Frischling	Mark H. Williamson

PROCESSED
APR 08 2005
THOMSON
FINANCIAL

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AIM Investments, LTD., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), A I M Capital Management, Inc., INVESCO Institutional (N.A.), Inc., and the following persons, a copy of an **Agreed Stipulation and Proposed Order** and **Stipulation to Enlarge Time for Defendants AIM Investments, LTD., A I M Advisors, Inc., A I M Capital Management, Inc., and INVESCO Institutional (N.A.), Inc. to Respond to the Class Action Complaint** in *Avo Hogan, et al. v. AIM Investments, LTD., et al.*

Bob R. Baker	Robert H. Graham
Frank S. Bayley	Gerald J. Lewis
James T. Bunch	Prema Mathai-Davis
Bruce L. Crockett	Lewis F. Pennock
Albert R. Dowden	Ruth H. Quigley
Edward K. Dunn, Jr.	Louis S. Sklar
Jack M. Fields	Larry Soll
Carl Frischling	Mark H. Williamson

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Sincerely,



Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

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ORIGINAL



U.S. DISTRICT COURT
NORTHERN DISTRICT OF TEXAS
FILED
MAR - 4 2005
CLERK, U.S. DISTRICT COURT
By
Deputy

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF TEXAS

AVO HOGAN and JULIAN W. MEADOWS, on Behalf of Themselves and All Others Similarly Situated, Plaintiffs, v. BOB R. BAKER, FRANK S. BAYLEY, JMAES T. BUNCH, BRUCE L. CROCKETT, ALBERT S. DOWDEN, EDWARD K. DUNN, JR., JACK M. FIELDS, CARL FRISCHLING, ROBERT H. GRAHAM, GERALD J. LEWIS, PREMA MATHAI-DAVIS, LEWIS F. PENNOCK, RUTH H. QUIGLEY, LOUIS S. SKLAR, LARRY SOLL, PH.D., MARK H. WILLIAMSON, AIM INVESTMENTS, LTD., AIM ADVISORS, INC., AIM CAPITAL MANAGEMENT, INC., INVESCO INSTITUTIONAL (N.A.), INC., and JOHN DOES NO. 1 through 100, Defendants.	§ §	CIVIL ACTION NO. 3:05CV-0073P

AGREED STIPULATION AND PROPOSED ORDER

The undersigned parties hereby stipulate and agree, through their attorneys, to extend the deadline for Defendants Bob R. Baker, Frank S. Bayley, James T. Bunch, Bruce L. Crockett, Albert R. Dowden, Edward K Dunn, Jr., Jack M. Fields, Carl Frischling, Gerald J. Lewis, Prema Mathai-Davis, Lewis F. Pennock, Ruth H. Quigley, Louis S. Sklar, and Larry Soll, Ph.D., to answer, move or otherwise respond to Plaintiffs' Class Action Complaint until Wednesday, May 18, 2005.



Paul D. Flack
~~NICKENS KEETON LAWLESS FARRELL~~
& FLACK LLP
600 Travis Street, Suite 7500
Houston, Texas 77002
Telephone: (713) 571-9191
Facsimile: (713) 571-9652

Counsel for Defendants Bob R. Baker,
Frank S. Bayley, James T. Bunch,
Bruce L. Crockett, Albert R. Dowden,
Edward K. Dunn, Jr., Jack M. Fields,
Carl Frischling, Gerald J. Lewis,
Prema Mathai-Davis, Lewis F. Pennock,
Ruth H. Quigley, Louis S. Sklar, and Larry Soll



Randall K. Pulliam
BARON & BUDD, P.C.
3102 Oak Lawn Ave., Suite 1100
Dallas, Texas 75219-4281
Telephone: (214) 521-3605
Facsimile: (214) 520-1181

J. Allen Carney
Hank Bates
CAULEY BOWMAN CARNEY & WILLIAMS, LLP
11311 Arcade Drive, Suite 200
Little Rock, Arkansas 72212
Telephone: (501) 312-8500
Facsimile: (212) 312-8505

Counsel for Plaintiffs

IT IS SO ORDERED on this 4th day of March, 2005.

Jorge A. Solis
UNITED STATES DISTRICT JUDGE

IN THE UNITED STATES DISTRICT COURT
FOR THE NORTHERN DISTRICT OF TEXAS
DALLAS DIVISION

AVO HOGAN, and JULIAN W. MEADOWS, On Behalf of Themselves and All Others Similarly Situated,	§	
Plaintiffs,	§	Civil Action No. 3:05CV73P
v.	§	
BOB R. BAKER, et al.,	§	
Defendants.	§	

STIPULATION TO ENLARGE TIME FOR DEFENDANTS AIM INVESTMENTS, LTD., AIM ADVISORS, INC., AIM CAPITAL MANAGEMENT INC., AND INVESCO INSTITUTIONAL (N.A.), INC. TO RESPOND TO THE CLASS ACTION COMPLAINT

Defendant, Aim Investments, LTD., Aim Advisors, Inc., Aim Capital Management Inc., and Invesco Institutional (N.A.), Inc. (the "AIM Defendants") and Plaintiffs, file this stipulation to enlarge time, as authorized by Federal Rule of Civil Procedure 6(b).

A. Stipulation

1. Plaintiffs filed their Class Action Complaint on January 11, 2005. The Answer is due on March 7, 2005.

2. Due to the need for additional time to investigate Plaintiffs' claims and prepare an answer, motion or other response in this case, counsel for the AIM Defendants has requested that they have until April 8, 2005 to answer, move or otherwise respond to the Complaint. The parties have stipulated that the AIM Defendants may have until April 8, 2005 to do so.

B. Prayer

3. For these reasons, the parties ask the court to enlarge the time until April 8, 2005 for the AIM Defendants to answer, move or otherwise respond to the Complaint.

Respectfully submitted,



Paul E. Ridley
State Bar Number 16901400

KIRKPATRICK & LOCKHART
NICHOLSON GRAHAM LLP
2828 North Harwood Street, Suite 1800
Dallas, Texas 75201-6966
Telephone: (214) 939-4900
Telecopier: (214) 939-4949

ATTORNEYS FOR DEFENDANTS AIM INVESTMENTS, LTD., AIM ADVISORS, INC., AIM CAPITAL MANAGEMENT INC., AND INVESCO INSTITUTIONAL (N.A.), INC.

AGREED:

Randall K. Pulliam
BARON & BUDD, P.C.
3102 Oak Lawn Avenue, Suite 1100
Dallas, Texas 75219

ATTORNEY FOR PLAINTIFFS

IN THE UNITED STATES DISTRICT COURT
FOR THE NORTHERN DISTRICT OF TEXAS
DALLAS DIVISION

AVO HOGAN, and JULIAN W. MEADOWS, On Behalf of Themselves and All Others Similarly Situated,	§	
Plaintiffs,	§	Civil Action No. 3:05CV73P
v.	§	
BOB R. BAKER, et al.,	§	
Defendants.	§	

ORDER ON STIPULATION TO ENLARGE TIME FOR DEFENDANTS AIM INVESTMENTS, LTD., AIM ADVISORS, INC., AIM CAPITAL MANAGEMENT INC., AND INVESCO INSTITUTIONAL (N.A.), INC. TO RESPOND TO THE CLASS ACTION COMPLAINT

On __________________, 2005, the Court considered the Stipulation of Plaintiffs and Defendants, Aim Investments, LTD., Aim Advisors, Inc., Aim Capital Management Inc., and Invesco Institutional (N.A.), Inc. to Enlarge Time to Respond to the Complaint. After considering the Stipulation, the Court GRANTS the request to extend the time to answer, move or otherwise respond to the Complaint until April 8, 2005.

SIGNED ON THE ____DAY OF ________________, 2005.

____
UNITED STATES DISTRICT JUDGE